

Mail Stop 3561

March 4, 2016

Joseph Segelman
President and Chief Executive Officer
Reign Sapphire Corporation
9465 Wilshire Boulevard
Beverly Hills, California 90212

   Re: **Reign Sapphire Corporation**
      Post-Effective Amendment No. 2 to Form S-1
      Filed February 26, 2016
      File No. 333-204486

Dear Mr. Segelman:

  We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

1. Your financial information is now stale because it is as of a date more than 45 days after your year-end of December 31, 2015. Please note the Rule 8-08(b) of Regulation S-X requirement for audited financial statements of the most recently completed year when filing your next amendment, because the company reported losses from continuing operations for 2014 and it appears likely, based on the nine-month period ended September 30, 2015, that the company will be reporting a loss during the most recently completed fiscal year.

Please contact Scott Anderegg, Attorney Adviser, at (202) 551-3342 or me at (202) 551-3720 with any questions.

       Sincerely,

       /s/ Mara L. Ransom

       Mara L. Ransom
       Assistant Director
       Office of Consumer Products